# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRF Technologies Ltd., CIK 0001801834
CUSIP: M77798201
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: Round Tower 30th Floor, 132 Menachem Begin Rd, Tel Aviv, Israel (L3), 6701101
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001463928

## Reporting persons
- YA II PN, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.99% of the class)
  Comment: Based on 3,334,383 Ordinary Shares ("Ordinary Shares"), consisting of 3,021,554 Ordinary Shares outstanding as reported by PRF Technologies Ltd. (the "Issuer") on June 18, 2026, and an additional 312,829 Ordinary Shares that the reporting person has the right to acquire pursuant to the Standby Equity Purchase Agreement ("SEPA") entered into on June 18, 2026 by YA II PN, Ltd. ("YA II") with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.
- YA Global Investments II (U.S.), LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.99% of the class)
  Comment: Based on 12,000,000 Ordinary Shares, consisting of 3,021,554 Ordinary Shares outstanding as reported by Issuer on June 18, 2026, and an additional 20,276 Ordinary Shares that the reporting person has the right to acquire pursuant to the SEPA entered into on June 18, 2026 by YA II with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.
- Yorkville Advisors Global, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.99% of the class)
  Comment: Based on 12,000,000 Ordinary Shares, consisting of 3,021,554 Ordinary Shares outstanding as reported by Issuer on June 18, 2026, and an additional 20,276 Ordinary Shares that the reporting person has the right to acquire pursuant to the SEPA entered into on June 18, 2026 by YA II with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.99% of the class)
  Comment: Based on 12,000,000 Ordinary Shares, consisting of 3,021,554 Ordinary Shares outstanding as reported by Issuer on June 18, 2026, and an additional 20,276 Ordinary Shares that the reporting person has the right to acquire pursuant to the SEPA entered into on June 18, 2026 by YA II with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.9% of the class)
  Comment: Based on 12,000,000 Ordinary Shares, consisting of 3,021,554 Ordinary Shares outstanding as reported by Issuer on June 18, 2026, and an additional 20,276 Ordinary Shares that the reporting person has the right to acquire pursuant to the SEPA entered into on June 18, 2026 by YA II with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.99% of the class)
  Comment: Based on 12,000,000 Ordinary Shares, consisting of 3,021,554 Ordinary Shares outstanding as reported by Issuer on June 18, 2026, and an additional 20,276 Ordinary Shares that the reporting person has the right to acquire pursuant to the SEPA entered into on June 18, 2026 by YA II with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.
- Mark Angelo: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.99% of the class)
  Comment: Based on 12,000,000 Ordinary Shares, consisting of 3,021,554 Ordinary Shares outstanding as reported by Issuer on June 18, 2026, and an additional 20,276 Ordinary Shares that the reporting person has the right to acquire pursuant to the SEPA entered into on June 18, 2026 by YA II with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.
- SC-Sigma Global Partners, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 333,105; sole dispositive power 0; shared dispositive power 333,105; aggregate amount beneficially owned 333,105 (9.99% of the class)
  Comment: Based on 12,000,000 Ordinary Shares, consisting of 3,021,554 Ordinary Shares outstanding as reported by Issuer on June 18, 2026, and an additional 20,276 Ordinary Shares that the reporting person has the right to acquire pursuant to the SEPA entered into on June 18, 2026 by YA II with the Issuer. Under the SEPA, the Issuer has the option to sell up to $15 million of Ordinary Shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling Ordinary Shares to YA II to the extent that it would cause the aggregate number of Ordinary Shares beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding Ordinary Shares of the Issuer.

## Item 1. Issuer
Name of issuer: PRF Technologies Ltd.
Address of issuer's principal executive offices: Round Tower 30th Floor, 132 Menachem Begin Rd, Tel Aviv, Israel 6701101

## Item 2. Person Filing
Name of person filing: YA II PN, Ltd.
Address of principal business office or, if none, residence: 1012 Springfield Ave., Mountainside, NJ 07092
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 20,276
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 20,276
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 20,276

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
YA II is beneficially owned by YA Global Investments II (U.S.), LP (the "YA Feeder"). Yorkville Advisors Global, LP (the "YA Advisor") is the investment manager to YA II. Yorkville Advisors Global II, LLC (the "YA Advisor GP") is the general partner to the YA Advisor. YAII GP, LP (the "YA GP") is the general partner to the YA Feeder. YAII GP II, LLC (the "Yorkville GP") is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of ADSs.

YAII GP, LP is the general partner of SC-Sigma Global Partners, LP ("SC-Sigma"), which is an investor in YA II. YAII GP II, LLC is the general partner of YAII GP, LP. The YA Advisor is the investment manager to SC-Sigma. Accordingly, SC-Sigma, the YA GP, the Yorkville GP, the YA Advisor, and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of ADSs.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- YA II PN, Ltd.: /s/ David Gonzalez, David Gonzalez, General Counsel (06/22/2026)
- YA Global Investments II (U.S.), LP: /s/ David Gonzalez, David Gonzalez, General Counsel (06/22/2026)
- Yorkville Advisors Global, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (06/22/2026)
- Yorkville Advisors Global II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (06/22/2026)
- YAII GP, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (06/22/2026)
- YAII GP II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (06/22/2026)
- Mark Angelo: /s/ Mark Angelo, Mark Angelo (06/22/2026)
- SC-Sigma Global Partners, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (06/22/2026)